Notice To The Reader
The accompanying unaudited interim condensed consolidated financial statements for the three and six-month periods ended December 31, 2013 (“Interim Financial Statements”) and all information contained in the management's discussion and analysis have been prepared by and are the responsibility of the management of Besra Gold Inc. and its subsidiaries.
The Audit Committee of the Board of Directors, consisting of three members, has reviewed the Interim Financial Statements and related financial reporting matters. The Company's independent auditors, Ernst & Young LLP, Chartered Accountants, have not performed a review of these Interim Financial Statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

Table Of Contents

Interim Consolidated Statement of Income (Loss) and Comprehensive Income (Loss)	1
Interim Consolidated Statement of Financial Position	2
Interim Consolidated Statement of Changes in Equity	3
Interim Consolidated Statement of Cash Flows	4
Notes to the Interim Financial Statements	5

Interim Financial Statements (Unaudited)
December 31, 2013

Interim Consolidated Statement of Income (Loss) and Comprehensive Income (Loss)
For the three and six-month periods ended December 31, 2013

		Three months ended		Six months ended
(US$) (unaudited)	Note	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012

Sales		13,791,902	21,546,213	34,008,811	40,715,713

Cost of sales		16,057,911	8,276,825	31,614,929	18,228,251
Royalty expense		1,694,204	2,790,972	4,152,199	4,994,754
Environmental fees		868,318	945,091	2,168,326	1,736,524
Corporate and administrative expenses		1,067,149	2,641,076	2,492,061	4,843,392
Share-based compensation	21	136,172	652,358	336,196	1,265,539
Exploration costs		131,959	244,395	313,475	628,867
Depreciation and amortization		3,240,213	5,663,795	7,012,012	10,325,329
Impairment charges	9-12	19,222,053	—	19,222,053	—
Finance charges	8	1,935,304	3,634,201	4,975,514	6,068,170
		44,353,283	24,848,713	72,286,765	48,090,826

Loss for the period before income tax		(30,561,381)	(3,302,500)	(38,277,954)	(7,375,113)
Income tax expense		183,126	1,298,105	538,233	891,444
Total comprehensive loss for the period		(30,744,507)	(4,600,605)	(38,816,187)	(8,266,557)

Attributable to:
Equity owners		(26,313,536)	(4,532,101)	(33,703,237)	(8,375,380)
Non-controlling interest		(4,430,971)	(68,504)	(5,112,950)	108,823

Loss per share attributable to equity owners
Basic	7	(0.069)	(0.012)	(0.089)	(0.022)
Diluted	7	(0.069)	(0.012)	(0.089)	(0.022)

The accompanying notes are an integral part of these interim financial statements

Besra Gold Inc.	Page 1

Interim Financial Statements (Unaudited)
December 31, 2013

Interim Consolidated Statement of Financial Position
As at December 31, 2013

US$ (unaudited)	Note	Dec 31, 2013	Jun 30, 2013
ASSETS
Current
Cash and cash equivalents	13	939,701	4,062,045
Tax and other receivables	14	2,375,147	1,714,355
Inventories	15	5,439,725	12,224,852
Prepaid expenses		874,922	1,614,240
		9,629,495	19,615,492
Non-current
Property, plant & equipment	9	6,575,853	17,231,269
Deferred exploration expenditure	10	19,281,049	20,955,054
Deferred development expenditure	11	1,862,221	6,216,049
Mine properties	12	33,256,066	36,989,031
Other long-term assets		992,001	352,603
		61,967,190	81,744,006
TOTAL ASSETS		71,596,685	101,359,498

LIABILITIES
Current
Provisions	16	1,360,790	1,450,071
Tax and trade payables	17	31,309,856	27,429,290
Interest-bearing loans and borrowings	18	7,794,801	6,981,965
Convertible notes	18	6,767,321	5,353,217
		47,232,768	41,214,543
Non-current
Provisions	16	2,000,432	1,404,846
Derivative financial liabilities	19	825,000	882,850
Convertible notes	18	10,928,699	9,803,088
Interest-bearing loans and borrowings	18	17,538,702	16,645,179
Deferred tax liabilities		6,890,321	6,717,486
		38,183,154	35,453,449
TOTAL LIABILITIES		85,415,922	76,667,992

EQUITY
Issued capital and reserves	20	129,695,652	129,390,208
Deficit		(138,061,064)	(104,357,827)
		(8,365,412)	25,032,381
Non-controlling interest		(5,453,825)	(340,875)
TOTAL EQUITY		(13,819,237)	24,691,506

TOTAL LIABILITIES AND EQUITY		71,596,685	101,359,498

Commitments, contingencies and contractual obligations	23

The accompanying notes are an integral part of these interim financial statements

Besra Gold Inc.	Page 2

Interim Financial Statements (Unaudited)
December 31, 2013

Interim Consolidated Statement of Changes in Equity
For the six months ended December 31, 2013

US$ (unaudited)	Issued Capital	Deficit	Reserves (note 20)	Non-Controlling Interest	Total Equity
Balance at July 1, 2013	135,182,292	(104,357,827)	(5,792,084)	(340,875)	24,691,506
Loss for the period	—	(33,703,237)	—	(5,112,950)	(38,816,187)
Share capital cancelled	(30,752)	—	—	—	(30,752)
Share-based payments (note 21)	—	—	336,196	—	336,196
Balance at December 31, 2013	135,151,540	(138,061,064)	(5,455,888)	(5,453,825)	(13,819,237)

For the six months ended December 31, 2012

US$ (unaudited)	Issued Capital	Deficit	Reserves (note 20)	Non-Controlling Interest	Total Equity
Balance at July 1, 2012	135,134,697	(81,103,158)	(5,638,890)	2,169,412	50,562,061
(Loss) income for the period	—	(8,375,380)		108,823	(8,266,557)
Share-based payments (note 21)	—	—	1,265,539	—	1,265,539
Investment in subsidiary	—	—	(494,305)	(105,695)	(600,000)
Balance at December 31, 2012	135,134,697	(89,478,538)	(4,867,656)	2,172,540	42,961,043

The accompanying notes are an integral part of these interim financial statements

Besra Gold Inc.	Page 3

Interim Financial Statements (Unaudited)
December 31, 2013

Interim Consolidated Statement of Cash Flows
For the three and six-month periods ended December 31, 2013

	Three months ended		Six months ended
US$ (unaudited)	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
OPERATING ACTIVITIES
Loss for the period after tax	(30,744,507)	(4,600,605)	(38,816,187)	(8,266,557)
Items not affecting cash
Depreciation and amortization	3,240,213	5,663,795	7,012,012	10,325,329
Impairment charges	19,222,053	—	19,222,053	—
Loss (gain) on gold loan principal repayment	—	1,201,507	—	1,201,507
Loss of disposal of capital assets	—	10,637	—	10,637
Stock-based compensation expense	136,172	652,358	336,196	1,265,539
Deferred income tax	131,108	663,428	446,839	227,416
Deferred issuance costs	—	3,535,346	—	3,535,346
Derivatives revaluation	(259,000)	(4,290,400)	(57,850)	(4,879,065)
Interest and accretion of term loans	2,742,206	611,474	4,966,613	2,575,243
Unrealized foreign exchange	(756,330)	(223,775)	(556,701)	136,785
ARO accretion adjustment	34,362	(25,281)	63,337	61,547
Other non-cash adjustments	29,499	—	29,499
Changes in non-cash working capital balances
Trade and other receivables and other financial assets	1,065,637	165,491	85,275	155,599
Trade and other payables	2,227,419	4,395,339	3,198,729	4,708,575
Inventory	4,548,786	(3,746,973)	6,180,303	(4,134,876)
Cash provided by operating activities	1,617,618	4,012,341	2,110,118	6,923,025

INVESTING ACTIVITIES
Deferred exploration and development costs	(1,244,704)	(2,265,935)	(2,532,669)	(4,998,171)
Acquisition of property, plant and equipment	(684,864)	(584,623)	(2,001,007)	(1,069,755)
Investment in subsidiary	(400,000)	—	(650,000)	—
Cash used in investing activities	(2,329,568)	(2,850,558)	(5,183,676)	(6,067,926)

FINANCING ACTIVITIES
Repayment of the secured bank loan	(3,653,866)	(461,000)	(7,552,471)	(461,000)
Proceeds from the secured bank loan	3,462,405	—	7,502,453	1,744,781
Purchase of shares through share buy-back		—	—	—
Finance lease payments	—	(380,144)	—	(829,712)
Proceeds from options and warrants exercised	—	—	—	—
Cash provided by (used in) financing activities	(191,461)	(841,144)	(50,018)	454,069
(Decrease) increase in cash during the period	(903,411)	320,639	(3,123,576)	1,309,168
Cash - beginning of the period	1,844,224	4,386,535	4,062,045	3,397,728
Effect of foreign exchange rate changes on cash	(1,112)	16,383	1,232	16,661
Cash - end of the period	939,701	4,723,557	939,701	4,723,557

Supplemental information
Interest paid	139,059	1,945,468	261,751	2,472,389
Income taxes paid	—	511,961	—	511,961

The accompanying notes are an integral part of these interim financial statements

Besra Gold Inc.	Page 4

Notes to the Interim Financial Statements
December 31, 2013

1. Corporate Information
The unaudited interim condensed consolidated financial statements (“Interim Financial Statements”) of Besra Gold Inc. (the “Company” or “Besra”) and its subsidiaries (together, the “Group”) for the three and six-month periods ended December 31, 2013 were authorized for issue in accordance with a resolution of the Company's Audit Committee on February 14, 2014. Besra is a corporation continued under the Canada Business Corporation Act with its registered office located and domiciled in Toronto, Ontario, Canada whose shares are publicly traded on the Toronto Stock Exchange (“TSX”), the Australian Securities Exchange (“ASX”) and the OTCQX Bulletin Board in the United States of America.
The principal activities of the Group are the exploration, development, mining of mineral properties in South East Asia. The Company has four key properties: the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines.
2. Statement of Compliance
These Financial Statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting. The Interim Financial Statements do not include all of the information and disclosure required in the annual financial statements, and should therefore be read in conjunction with the annual financial statements for the year ended June 30, 2013, which have been prepared in accordance with the International Financial Reporting Standards (“IFRS”).
The Interim Financial Statements are presented in United States (“US”) dollars, which is the Company's functional and the Group's presentation currency.
Where necessary, comparatives have been reclassified to maintain consistency and comparability with current period figures.
3. Material Uncertainly in relation to Going Concern
During the three and six-month periods ended December 31, 2013, the Group incurred a net loss of $30,744,507 and $38,816,187. As at December 31, 2013 the Group's current liabilities exceeded its current assets by $37,603,273 and contractual commitments amounted to $16,017,179. As a result, there is a substantial doubt regarding the ability of the Company to continue as a going concern. The ability of the Company to continue as a going concern depends upon its ability to resume profitable operations or to access public debt or equity capital in the ordinary course. No assurance can be given that such capital will be available at all or on terms acceptable to the Company.
These Interim Financial Statements were prepared on a going concern basis, under the historical cost basis, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. A going concern basis was assessed using a cashflow forecast for the next 12 months from the date of these financial statements. The forecast includes the following key assumptions and strategies:

•	The implementation of further cost reductions.

•	Maintaining a gold price above US$1,200 per ounce.

•	Maintaining Vietnam production above 45,000 oz per annum.

•	The Group being able to successfully negotiate a deferment of tax payments due with the Vietnam tax department.

•	Receiving settlement of the proceeds from the Vietnam business interruption insurance claim related to the November typhoons.

•	Receiving confirmation of a revised basis of calculating environment fees in Vietnam.

•	The renewal of the existing overdraft facilities with Vietcom Bank and Vietabank in Vietnam.

•
The need to secure sufficient funds either through debt and or equity in order to settle the Convertible Note of CAD$6.3m which falls due in March 2014. Or come to agreement with the Convertible Note holders to extend the settlement date of the notes.

•	The need to secure sufficient funds either through debt and or equity in order to maintain sufficient levels of working capital and to meet its repayment obligations to creditors.
If any of the key assumptions as outlined above, fail to occur as anticipated, the going concern basis may not be appropriate, and as a result the Group may have to realize its assets and extinguish its liabilities other than in the ordinary course of business. If the “going concern” assumption was not appropriate, then adjustments to the carrying values of the assets and liabilities, expenses and consolidated

Besra Gold Inc.	Page 5

Notes to the Interim Financial Statements
December 31, 2013

balance sheet classification, which could be material, may be necessary. The company is actively pursuing a range of financing and refinancing options.  If the fundraising is not completed during February 2014 it is unlikely that Besra will be able to continue operations. No allowance for such circumstances has been made in these Interim Financial Statements.
4. Significant Accounting Judgments, Estimates and Assumptions
The preparation of these Interim Financial Statements for the Group in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the Interim Financial Statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are prepared by appropriately qualified people and based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.
Information about significant areas of estimation uncertainty considered by management in preparing the Interim Financial Statements is described in the annual financial statements for the year ended June 30, 2013.
5. Accounting Policies, New Standards and Interpretations
The accounting policies and methods of computation are consistent with those of the annual financial statements for the year ended June 30, 2013 as described in those annual financial statements.
The Company has reviewed new and revised accounting pronouncements that have been issued. There have been no new or amended IFRS or interpretations applicable to the Group which were issued and were effective at July 1, 2013.
6. Segment Analysis
For management purposes, the Group is organized into one business segment and has two reportable segments based on geographic area as follows:

▪	The Company's Vietnamese operations produce ore in stockpiles, gold in circuit, doré bars and gold bullion through its Bong Mieu and Phuoc Son subsidiaries.

▪	The Company's Malaysian operations are engaged in the exploration for, and evaluation of, gold properties within the country.
Management monitors the operating results of its reportable segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss, as well as mine development, and is measured consistently with operating profit or loss in the Financial Statements. However, group financing (including finance costs and finance income) and income taxes are managed on a group basis and are not allocated to operating segments.
All revenues are transacted via one merchant on behalf of external customers unknown to the Group.

$	Property, plant and equipment	Deferred exploration expenditure	Deferred development expenditure	Mine properties	Other non-current assets	Total non- current assets	Current assets	Liabilities
Dec 31, 2013
Vietnam	6,154,217	3,682,143	1,862,221	1,979,629	342,001	11,536,329	9,061,088	37,957,564
Malaysia	225,067	15,598,906	—	31,276,437	650,000	47,750,410	126,728	7,116,603
Other	196,569	—	—	—	—	196,569	441,679	40,341,755
Total	6,575,853	19,281,049	1,862,221	33,256,066	992,001	59,483,308	9,629,495	85,415,922

Jun 30, 2013
Vietnam	16,466,502	8,060,103	6,216,049	3,438,805	91,003	34,272,462	18,765,947	34,332,131
Malaysia	120,916	14,618,740	—	31,276,437	—	46,016,093	147,995	6,970,128
Other	643,851	—	—	550,000	—	1,193,851	963,150	35,365,733
Total	17,231,269	22,678,843	6,216,049	35,265,242	91,003	81,482,406	19,877,092	76,667,992

Besra Gold Inc.	Page 6

Notes to the Interim Financial Statements
December 31, 2013

	Three months ended				Six months ended
	Dec 31, 2013		Dec 31, 2012		Dec 31, 2013		Dec 31, 2012
$	Revenue	Segment income (loss) after tax	Revenue	Segment income (loss) after tax	Revenue	Segment income (loss) after tax	Revenue	Segment income (loss) after tax
Vietnam	13,791,902	(27,869,176)	21,546,213	2,239,324	34,008,811	(31,819,818)	40,715,713	3,105,199
Malaysia	—	(448,577)	—	(644,849)	—	(928,308)	—	(39,136)
Other	—	(2,426,754)	—	(6,195,080)	—	(6,068,061)	—	(11,332,620)
Total	13,791,902	(30,744,507)	21,546,213	(4,600,605)	34,008,811	(38,816,187)	40,715,713	(8,266,557)

7. Earnings Per Share

	Three months ended		Six months ended
Three months ended	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Basic Earnings per Share Attributable to Equity Owners
Loss for the period ($)	(26,313,536.05)	(4,532,101)	(33,703,237.05)	(8,375,380)
Weighted average number of common shares outstanding	378,781,274	378,781,186	378,824,698	378,781,186
Basic Earnings per Share Attributable to Equity Owners ($)	(0.069)	(0.012)	(0.089)	(0.022)

Diluted Earnings per Share Attributable to Equity Owners
Net loss used to calculate diluted earnings per share ($)	(26,313,536.05)	(4,532,101)	(33,703,237.05)	(8,375,380)
Weighted average number of common shares outstanding	378,781,274	378,781,186	378,824,698	378,781,186
Dilutive effect of stock options outstanding ($)	—	118,760	—	115,468
Weighted average number of common shares outstanding used to calculate diluted earnings per share	378,781,274	378,899,946	378,824,698	378,896,654
Diluted loss per share ($)	(0.069)	(0.012)	(0.089)	(0.022)
Basic loss per share is calculated by dividing the net loss for the period attributable to the equity owners of Besra by the weighted average number of common shares outstanding for the period.
Diluted earnings per share is based on basic loss per share adjusted for the potential dilution if share options and warrants are exercised and the convertible notes are converted into common shares.

8. Finance Expenses

	Three months ended		Six months ended
$	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Interest on convertible notes and gold-linked loans	906,055	1,046,190	1,789,661	2,076,931
Accretion on convertible notes and gold- linked notes	1,531,154	1,422,088	2,932,686	2,913,118
Interest expense (income), net	476,445	427,527	879,412	489,858
Derivative - fair value revaluations	(259,000)	(4,290,401)	(57,850)	(4,879,065)
Foreign exchange (gain) loss, net	(774,795)	(223,775)	(676,431)	214,756
Financing costs	55,445	4,051,065	108,036	4,051,065
Gain on gold loan principal repayment	—	1,201,507		1,201,507
Total	1,935,304	3,634,201	4,975,514	6,068,170

Besra Gold Inc.	Page 7

Notes to the Interim Financial Statements
December 31, 2013

9. Property, Plant and Equipment

$	Land & buildings	Plant & equipment	Infrastructure	Capital assets in progress	Total
Cost
Balance at July 1, 2013	3,522,005	34,734,453	21,436,075	1,453,918	61,146,451
Additions	(321)	1,128,070	648,916	977,667	2,754,332
Disposals	(10,775)	(582,008)	(12,028)	(41,718)	(646,529)
Reclassifications	590,174	202,709	1,798,924	(2,591,807)	—
Balance at December 31, 2013	4,101,083	35,483,224	23,871,887	(201,940)	63,254,254

Accumulated depreciation
Balance at July 1, 2013	(1,928,513)	(18,990,629)	(10,964,649)	—	(31,883,791)
Depreciation charge for the period	(153,577)	(1,620,435)	(1,051,265)	—	(2,825,277)
Disposals	(1,396)	549,248	2,022	—	549,874
Balance at December 31, 2013	(2,083,486)	(20,061,816)	(12,013,892)	—	(34,159,194)

Impairment provision as at July 1, 2013	(589,065)	(6,669,982)	(4,336,120)	(436,224)	(12,031,391)
Reclassification	(11,560)	(3,110)	(319,254)	333,924	—
Impairment charge	(772,815)	(5,154,220)	(4,399,210)	(189,118)	(10,515,363)
Utilization of provision	—	—	—	27,547	27,547
Impairment provision as at December 31, 2013	(1,373,440)	(11,827,312)	(9,054,584)	(263,871)	(22,519,207)

Net carrying amount
Balance at July 1, 2013	1,004,427	9,073,842	6,135,306	1,017,694	17,231,269
Balance at December 31, 2013	644,157	3,594,096	2,803,411	(465,811)	6,575,853
Management has assessed indicators of impairment related to the Phuoc Son and Bong Mieu projects and its associated assets and used a discounted cash flow model to calculate the value in use. A preliminary impairment charge in the amount of $10,515,363 was recognized during the quarter ended December 31, 2013 on property, plant and equipment associated with the Bai Dat and Bai Go projects at Phuoc Son and the Nui Kem project at Bong Mieu. The assessment of an exact terminal value amount related to Phuoc Son and Bong Mieu assets will be finalised during the next quarter ending March 31, 2014 and an adjustment to the above impairment charge if material will be recorded.
Plant and equipment with a carrying value of $3m and $11m, respectively, was pledged as security for two Vietnamese bank loans at December 31, 2013 (Note 18).
10. Deferred Exploration Expenditure

$	Bong Mieu	Phuoc Son	North Borneo Gold	Binh Dinh NZ Gold	Total
Cost
Balance at July 1, 2013	3,682,143	1,870,396	14,618,741	783,774	20,955,054
Additions	—	—	980,165	—	980,165
Translation adjustment	—	—	—	(2,998)	(2,998)
Balance at December 31, 2013	3,682,143	1,870,396	15,598,906	780,776	21,932,221

Impairment provision as at July 1, 2013	—	—	—	—	—
Impairment charge	—	(1,870,396)	—	(780,776)	(2,651,172)
Impairment provision as at December 31, 2013	—	(1,870,396)	—	(780,776)	(2,651,172)

Net book value
Balance at July 1, 2013	3,682,143	1,870,396	14,618,741	783,774	20,955,054
Balance at December 31, 2013	3,682,143	—	15,598,906	—	19,281,049
During the quarter ended December 31, 2013 $1,870,396 and $780,776 of exploration costs were impaired related to the area outside of current mining license at Phuoc Son and exploration costs incurred by Binh Dinh NZ Gold subsidiary in Vietnam. Management concluded that it would not actively bring those areas into production due to a decreased gold price and an unfavorable tax and regulatory regime in Vietnam.
As the Company did not yet have unencumbered access to the Capcapo property at December 31, 2013, exploration costs incurred to date in respect of this property have been expensed.

Besra Gold Inc.	Page 8

Notes to the Interim Financial Statements
December 31, 2013

11. Deferred Development Expenditure

$	Bong Mieu	Phuoc Son	Total
Cost
Balance at July 1, 2013	18,945,784	25,807,694	44,753,478
Additions	252,277	1,079,956	1,332,233
Balance at December 31, 2013	19,198,061	26,887,650	46,085,711

Accumulated amortization
Balance at July 1, 2013	(8,312,779)	(18,296,257)	(26,609,036)
Amortization for the period	(693,256)	(2,031,305)	(2,724,561)
Balance at December 31, 2013	(9,006,035)	(20,327,562)	(29,333,597)

Impairment provision as at July 1, 2013	(9,066,659)	(2,861,734)	(11,928,393)
Impairment charge	(535,708)	(2,425,792)	(2,961,500)
Impairment provision as at December 31, 2013	(9,602,367)	(5,287,526)	(14,889,893)

Net book value
Balance at July 1, 2013	1,566,346	4,649,703	6,216,049
Balance at December 31, 2013	589,659	1,272,562	1,862,221
Management has assessed indicators of impairment related to the Phuoc Son and Bong Mieu projects and its associated assets and used a discounted cash flow model to calculate the value in use. The preliminary impairment charge incurred during the quarter ended December 31, 2013 in the amount of $2,961,500 related to deferred development costs incurred in Vietnam. During the quarter ended December 31, 2013 $2,425,792 of deferred development costs were impaired related to the core area for the Bai Dat and Bai Go projects at Phuoc Son and $535,708 to the the area of Nui Kem project at Bong Mieu. The assessment of an exact terminal value amount related to Phuoc Son and Bong Mieu assets will be finalised during the next quarter ending March 31, 2014 and an adjustment to the above impairment charges if material will be recorded.

12. Mine Properties

$	Bong Mieu	Phuoc Son	North Borneo Gold	Binh Dinh NZ Gold Co	GR Enmore	Total
Cost as at July 1, 2013	3,538,813	12,578,772	31,276,437	1,333,333	550,000	49,277,355
Additions	138,984	84,283	—	—	—	223,267
Cost as at December 31, 2013	3,677,797	12,663,055	31,276,437	1,333,333	550,000	49,500,622

Accumulated amortization as at July 1, 2013	(2,130,468)	(7,334,684)	—	—	—	(9,465,152)
Amortization for the period	(39,719)	(822,496)	—	—	—	(862,215)
Accumulated amortization as at December 31, 2013	(2,170,187)	(8,157,180)	—	—	—	(10,327,367)

Impairment provision as at July 1, 2013	(91,070)	(2,732,102)	—	—	—	(2,823,172)
Impairment charge	(47,362)	(1,163,322)		(1,333,333)	(550,000)	(3,094,017)
Impairment provision as at December 31, 2013	(138,432)	(3,895,424)	—	(1,333,333)	(550,000)	(5,917,189)

Net book value
Balance at July 1, 2013	1,317,275	2,511,986	31,276,437	1,333,333	550,000	36,989,031
Balance at December 31, 2013	1,369,178	610,451	31,276,437	—	—	33,256,066

The Company’s exploration and mining licenses related to the above mine properties are of a fixed term. Prior to the expiry of any of its exploration or mining licenses, the Company files applications in the ordinary course to renew those licenses that it deems necessary or advisable for the continued operation of its business.
Bong Mieu Gold Property
The Bong Mieu gold property consists of the Ho Gan open-pit and underground deposits, the Nui Kem underground mine and the Ho Ray -Thac Trang deposit. The Ho Gan underground operation was closed in August 2012 due to low grade. Nui Kem has been in commercial

Besra Gold Inc.	Page 9

Notes to the Interim Financial Statements
December 31, 2013

production since 2009. Ho Ray Thac Trang is at the feasibility stage. The property contains multiple gold mineralization zones that are being explored for additional resources. Management has assessed indicators of impairment related to the Bong Mieu project and its associated assets and used a discounted cash flow model to calculate the value in use. The preliminary impairment charge incurred during the quarter ended December 31, 2013 in the amount of $47,362 related to the Nui Kem project. The assessment of an exact terminal value amount related to Bong Mieu assets will be finalised during the next quarter ending March 31, 2014 and an adjustment to the above impairment charge if material will be recorded.
Phuoc Son Gold Property
The Phuoc Son Gold Project hosts the Dak Sa Shear Zone containing the underground mines, Bai Dat and Bai Go which have been in commercial production since 2009 and 2011, respectively. The process plant, also within the Dak Sa Shear Zone, was brought into commercial production in July 2011. The property contains multiple gold mineralization zones that are being explored for additional resources. Management has assessed indicators of impairment related to the Phuoc Son project and its associated assets and used a discounted cash flow model to calculate the value in use. The preliminary impairment charge incurred during the quarter ended December 31, 2013 in the amount of $1,163,322 related to the Bai Dat and Bai Go projects at Phuoc Son. The assessment of an exact terminal value amount related to Phuoc Son assets will be finalised during the next quarter ending March 31, 2014 and an adjustment to the above impairment charge if material will be recorded.
Bau Gold Project
The Bau property is a brown-field project, spread over a large geographic area in which the Company is in consortium with a Malaysian company with material Bumiputra interests that owns rights to consolidated mining tenements covering much of the historic Bau Goldfield in Sarawak, East Malaysia. The Bau Gold Project comprises consolidated mining and exploration tenements that collectively cover more than 1,340km2 of the most highly prospective ground within the historic Bau Gold Project. The Company is nearing completion of a feasibility study and expects to release the results during 2013. Besra has agreed to acquire a further 7.94% of North Borneo Gold over the next three years from the Malaysian joint venture partner, bringing the total effective holding to 93.55%.
Capcapo Gold Property
The Capcapo Gold Property is located in Abra Province approximately 80km north of the prolific Baguio-Mankayan Gold District in the Northern Philippines. Besra, in consortium with a Philippine company controlled by Philippines nationals, has an option to acquire up to a 60% interest in the Capcapo Gold Project. Capcapo is a large relatively unexplored project analogous to productive deposits within the nearby Baguio mining district. Ore grade Au-Cu mineralization outcrops at surface and drilling indicates grade increases at depth.
Tien Thuan Gold Property
The Tien Thuan Gold Project lies approximately 50km west of the port city of Quy Nhon in Binh Dinh Province in Southern Vietnam. The project area broadly encompasses about 100km2 of hilly terrain containing numerous hard rock and alluvial gold occurrences, within and peripheral to a large, multiphase intrusive complex of predominately felsic composition. $1,333,333 of mine property costs were impaired related to the Tien Thuan Gold property in Vietnam during the quarter ended December 31, 2013. The management concluded that it would not actively bring those areas into production due to a decreased gold price and an unfavorable tax and regulatory regime in Vietnam.
Enmore Gold Property
The GR Enmore Gold Project covers approximately 325km2 within the Enmore-Melrose Goldfield of northeastern New South Wales, Australia. Besra holds a 100% interest in one exploration license covering 158.76km2 and is earning an 80% interest in two exploration licenses covering 35.28km2. $550,000 of mine property costs were impaired related to GR Enmore in Australia during the quarter ended December 31, 2013. The management concluded that it would not actively bring the area into production due to a decreased gold price and unfavorable economic conditions of the Company.

13. Cash and Cash Equivalents

$ As at	Dec 31, 2013	Jun 30, 2013
Cash at banks and on hand	864,059	3,469,528
Restricted cash at banks	—	250,892
Short-term deposits	75,642	341,625
Total	939,701	4,062,045

Besra Gold Inc.	Page 10

Notes to the Interim Financial Statements
December 31, 2013

14. Tax and Other Receivables

$ As at	Dec 31, 2013	Jun 30, 2013
Taxes receivable (VAT, GST, etc.)	1,882,318	1,241,484
Deposits	443,262	446,859
Other receivables	49,567	26,012
Total	2,375,147	1,714,355

15. Inventories

$ As at	Dec 31, 2013	Jun 30, 2013
Doré bars and gold bullion	591,244	5,596,937
Gold in circuit	251,588	1,764,700
Ore in stockpiles	190,566	515,066
Mine operating supplies & spares	4,406,327	4,348,149
Total	5,439,725	12,224,852

16. Provisions

$	Asset retirement obligations	Employee entitlements	Other	Total
Balance at July 1, 2013	1,865,466	678,372	311,079	2,854,917
Arising during the period	640,110	235,291	174,370	1,049,771
Adjustment to ARO	(30,071)	—	—	(30,071)
Accretion	63,337	—	—	63,337
Utilization	(36,267)	(215,825)	(307,335)	(559,427)
Translation adjustment	—	(7,541)	(9,764)	(17,305)
Balance at December 31, 2013	2,502,575	690,297	168,350	3,361,222

Current	502,143	690,297	168,350	1,360,790
Non-current	2,000,432	—	—	2,000,432
Total	2,502,575	690,297	168,350	3,361,222
Asset Retirement Obligations
In accordance with Vietnamese and Malaysian law, land must be restored to its original condition. The Group recognized $2,800,935 in provisions before discount for this purpose in relation to its operations in Vietnam. Because of the long-term nature of the liability, the biggest uncertainty in estimating the provision relates to the costs that will be incurred. The provisions for asset retirement obligations are based on estimated future costs using information available at balance date. The provision has been calculated using a discount rate of 8 percent. The majority of rehabilitation is expected to occur progressively over the next 5 years. To the extent the actual costs differ from these estimates, adjustments will be recorded and the Consolidated Statement of Comprehensive Income may be impacted. No provision has been calculated for Bau due to its exploration stage.
Employee Entitlements
Employee entitlements include the value of excess leave entitlements allocated over the leave taken by the employees of the Group. These amounts are expected to be utilized as the employees either take their accrued leave or receive equivalent benefits upon ceasing employment. Employee entitlements also include provisions for short-term incentive plan benefits.
Other
Other provisions mainly represent a provision for audit fees that relate to the period but for which the services are generally performed in a future period.

Besra Gold Inc.	Page 11

17. Tax and Trade Payables

$ As at	Dec 31, 2013	Jun 30, 2013
Taxes and government fees payable	15,344,824	12,685,228
Trade payables	11,963,211	10,832,636
Accruals and other payables	4,001,821	3,911,426
Total	31,309,856	27,429,290

18. Interest-Bearing Loans and Borrowings

$ As at	Dec 31, 2013	Jun 30, 2013
Non-current liabilities
Convertible notes	10,928,699	9,803,088
Gold-linked notes	17,538,702	16,645,179
Total non-current liabilities	28,467,401	26,448,267

Current liabilities
Current portion of convertible notes	6,767,321	5,353,217

Current portion of gold-linked notes	1,069,767	206,914
Secured bank loan	6,725,034	6,775,051
Total current interest bearing loans and borrowings	7,794,801	6,981,965

Total current liabilities	14,562,122	12,335,182

					Face Value
	Currency	Maturity	Interest Rate (%)	Number of Units	Dec 31, 2013	Jun 30, 2013
Gold-linked notes (USD)	USD	May-15	8	13,131,898	16,729,967	16,729,967
Gold-linked notes (CAD)	CAD	May-15	8	7,567,264	4,319,856	4,319,856
9% CAD Convertible notes	CAD	Mar-14	9	5,142,679	6,356,499	6,356,499
8% CAD Convertible notes	CAD	Apr-15	8	15,000,000	15,000,000	15,000,000
8% USD Convertible notes	USD	May-15	8	1,469,000	1,469,000	1,469,000
Secured bank loans	USD	Jan-Mar-14	4.5-8	6,725,034	6,725,034	6,775,051
The settlement of interest related to gold-linked and convertible notes due on November 21, 2013 of $1,808,078 was deferred.
Convertible Notes
At December 31, 2013

Convertible Notes	Conversion Rate per Unit	Total Shares on Conversion
9% CAD Notes	0.42	15,134,521
8% CAD Notes	0.50	30,000,000
8% USD Notes	0.51	2,880,392
The Convertible Note agreements require the Company to meet certain covenants, all of which had been met as at December 31, 2013, including the affirmative and negative covenants, anti-dilution provision and other provisions that are customary for transactions of this nature.
Secured Bank Loan
In December 2012, Phuoc Son Gold Company Limited entered into a loan agreement with a Vietnamese bank for a maximum borrowing of $4,750,000, to be drawn down as required. The loan term is twelve months from the date of principal drawdown to the date of repayment for each drawdown. The interest rate for drawdowns to December 31, 2013 is 8 percent per annum. The bank loan is secured over all assets of the borrower (Phuoc Son Gold Company Ltd). The carrying amount of the loan was $4,750,000 as at December 31, 2013 ($5,000,000 as at June 30, 2013). The bank loan is secured over plant and equipment with a net carrying value of $11m (Note 9).
On June 21, 2013, Phuoc Son Gold Company Limited entered into a new loan agreement with a Vietnamese bank for a maximum borrowing of $2,000,000. The new loan term is six months from the date of principal drawdown to the date of repayment for each drawdown. The drawdown could be exercised as required until June 30, 2014. The interest rate currently is 4.5% per annum and may be adjusted upon

Besra Gold Inc.	Page 12

Notes to the Interim Financial Statements
December 31, 2013

the notification of the bank. The carrying amount of the loan was $1,975,035 as at December 31, 2013 ($1,775,051 as at June 30, 2013). The bank loan is secured over plant and equipment with a net carrying value of $3m (Note 9).

19. Derivative Financial Liabilities

$ As at	Dec 31, 2013	Jun 30, 2013
Convertible notes - conversion option	81,000	154,850
Convertible notes vested warrants - conversion option	76,000	57,000
Gold-linked notes - gold price participation and put options	668,000	671,000
Total	825,000	882,850

Current portion (CAD 9% convertible notes)	—	—
Non-current portion	825,000	882,850
Total	825,000	882,850

Gold-Linked Note Derivatives
Gold-Linked Notes (Amended Gold Loan Notes)
The Gold Price Participation Agreement (GPPA) option and put option features of the Amended Gold Loan Notes are re-valued at each reporting date using the Binominal Lattice option pricing model. The GPPA option of the Amended Gold Loan Notes, a derivative liability of the Company, has a value of $116,000 at December 31, 2013 ($116,000 as at June 30, 2013). The put and call option components of the Amended Gold Loan Notes had no value at December 31, 2013 (both nil as at June 30, 2013).
Gold-Linked Notes (Amended Convertible Notes)
Holders of the Amended Convertible Notes are entitled to participate in any increase in the gold price via an increase in the redemption price paid on the maturity date based on the prevailing gold price at the maturity date, May 6, 2015.
The GPPA option features of the amended convertible notes are re-valued at each reporting date using the Binominal Lattice option pricing model. The 2012 GPPA and call option components of the amended USD convertible notes, a derivative liability of the Company, had a value of $422,000 and nil, respectively, at December 31, 2013 ($423,000 and nil as at June 30, 2013). The GPPA and call option components of the amended CAD convertible notes, a derivative liability of the Company, had a value of $130,000 and nil, respectively, at December 31, 2013 ($132,000 and nil as at June 30, 2013).
Inputs used when valuing the Gold-Linked Notes, put and call option components were:

	Dec 31, 2013	Jun 30, 2013
Gold price per ounce ($)	1,205	1,204
Exercise price (put options) per ounce ($)	1,750	1,750
Term to maturity (years)	1.35	1.85
Expected gold volatility (%)	20	20
Annual risk rate (%)	23	23
Risk free rate (gold rate) (%)	0.4	1.7

Convertible Note Derivatives
Some of the convertible notes outstanding are denominated in Canadian dollars while others are denominated in US dollars and the associated warrants are denominated in Canadian dollars. The functional reporting currency of the Company is US dollars. As the exercise price of the stock underlying the warrants and conversion feature of the convertible notes denominated in Canadian dollars is not denominated in the Company's functional currency, the contractual obligations arising from the warrants and conversion feature meet the definition of derivatives under IFRS. They are re-valued at each reporting date using the Black-Scholes model for the warrants and a binomial option pricing model for the conversion option, with any change in valuation being recognized in the Consolidated Statement of Income (Loss) and Comprehensive Income (Loss).

Besra Gold Inc.	Page 13

Notes to the Interim Financial Statements
December 31, 2013

20. Issued Capital and Reserves
Common Shares
The Company is authorized to issue an unlimited number of common shares with one vote per share and no par value per share.
The movement in the capital stock of the Company for the six months ended December 31, 2013 was as follows:

Common Shares	Number of Shares	Amount ($)
Balance at July 1, 2013	378,951,274	135,182,292
Shares cancelled during the period	(170,000)	(30,752)
Balance at December 31, 2013	378,781,274	135,151,540
Stock Options
Under the Company's stock option plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company. The maximum number of shares that may be issued under the new plan is 12 percent (on a non-diluted basis) of the Company's issued and outstanding shares. Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.
The following table provides a summary of the stock option activity for the six months ended December 31, 2013.

	December 31, 2013
CAD	Number of Options	Weighted Average Exercise Price CAD
Outstanding, beginning of the period	44,427,497	0.47
Expired	(416,667)	0.80
Outstanding, end of the period	44,010,830	0.40
Options exercisable at the end of the period	37,100,830	0.39
The following table summarizes information about the stock options outstanding as at December 31, 2013.

	Options Outstanding			Options Exercisable
Range of exercise price CAD	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price CAD	Number exercisable	Weighted average exercise price CAD
0.12	127,566	0.01	0.12	127,566	0.12
0.20 - 0.29	14,297,500	3.74	0.24	7,387,500	0.25
0.30 - 0.39	4,470,000	3.25	0.33	4,470,000	0.33
0.40 - 0.49	10,717,184	1.96	0.41	10,717,184	0.41
0.50 - 0.59	9,285,558	2.88	0.52	9,285,558	0.52
0.60 - 0.69	2,350,000	1.72	0.60	2,350,000	0.60
0.70 - 0.79	2,763,022	2.12	0.72	2,763,022	0.72
	44,010,830		0.40	37,100,830	0.39
During the six months ended December 31, 2013, no options were issued to directors, officers, employees and consultants of the Company.
Warrants
There has been no movement in the number of warrants of the Company during the six months ended December 31, 2013.

	Number of Options	Weighted Average Exercise Price CAD
Outstanding, at the beginning and the end of the period	36,837,962	0.75
Reserves
The changes in reserves for the six months ended December 31, 2013 was as follows:

$	Broker warrants	Foreign currency translation	Equity-based compensation reserve	Investment premium reserve	Other reserves	Total
Balance at July 1, 2013	1,418,045	(2,513,078)	15,036,349	(19,639,773)	(93,627)	(5,792,084)
Share-based payments	—	—	336,196	—	—	336,196
Balance at December 31, 2013	1,418,045	(2,513,078)	15,372,545	(19,639,773)	(93,627)	(5,455,888)

Besra Gold Inc.	Page 14

Notes to the Interim Financial Statements
December 31, 2013

Broker Warrants
This reserve represents broker warrants associated with the 9 percent CAD Convertible Note that was issued in March 2010, the 8 percent CAD Convertible Note that was issued in April 2011 and the 8 percent USD Convertible Note that was issued in May 2011.
Foreign Currency Translation
This reserve originated on January 1, 2009 when the Company changed from reporting in CAD to USD and represents accumulated translation differences on balance sheet translation.
Equity-Based Compensation Reserve
This reserve records movements in share-based compensation.
Investment Premium Reserve
This reserve represents the premium paid on acquisition of a greater equity interest in North Borneo Gold Sdn Bhd.
Other Reserves
This reserve originated in 2009 and represents the tax recovery on expiry of warrants.

21. Share-Based Compensation
No new options were issued during the six months ended December 31, 2013.
The total share-based compensation expense recognized for stock options during the three and six-month periods ended December 31, 2013 is $136,172 and $336,196 (three and six-month periods ended December 31, 2012 - $652,358 and $1,265,539).
Equity settled share-based payments are valued at grant date using a Black Scholes model.
Under the Company's stock option plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company. The maximum number of shares that may be issued under the plan is 12 percent (on a non-diluted basis) of the Company's issued and outstanding shares. Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

22. Related Party Disclosure
The Interim Financial Statements include the financial statements of Besra Gold Inc. and the subsidiaries listed in the following table:

		% equity held as at
Name	Country of Incorporation	Dec 31, 2013	Jun 30, 2013
Formwell Holdings Ltd	British Virgin Islands	100	100
Bong Mieu Holdings Ltd	Thailand	100	100
Bong Mieu Gold Mining Company Limited	Vietnam	80	80
New Vietnam Mining Corporation	British Virgin Islands	100	100
Phuoc Son Gold Company Limited	Vietnam	85	85
Kadabra Mining Corp.	Philippines	100	100
Besra Vietnam Ltd (formerly Olympus Pacific Minerals Vietnam Ltd)	Vietnam	100	100
Besra NZ Limited (formerly OYMNZ Ltd)	New Zealand	100	100
Besra Labuan Ltd (formerly Olympus Pacific Minerals Labuan Ltd)	Malaysia	100	100
Parnell Cracroft Ltd	British Virgin Islands	100	100
GR Enmore Pty Ltd	Australia	100	100
Binh Dinh NZ Gold Company Ltd	Vietnam	75	75
North Borneo Gold Sdn Bhd	Malaysia	85.61	85.61
Bau Mining Co Ltd	Samoa	91	91
KS Mining Ltd	Samoa	100	100
Compensation of the key management personnel of the Group was as follows:

	Three months ended		Six months ended
$	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Management fees and salary	510,993	612,004	1,019,060	1,375,580
Share-based compensation	88,526	460,671	227,004	865,928
Total compensation of key management	599,519	1,072,675	1,246,064	2,241,508

Besra Gold Inc.	Page 15

Notes to the Interim Financial Statements
December 31, 2013

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to the key management personnel.
Directors' Interest in the Stock Option Plan
Stock options held by members of the Board of Directors under the stock option plan to purchase ordinary shares have the following expiry dates and exercises prices:

			Number of Options Outstanding
Issue Date	Expiry Date	Exercise Price CAD$	Dec 31, 2013	Jun 30, 2013
Jan-10	Dec-14	0.40	2,073,618	2,073,618
Jun-10	Apr-15	0.42	1,500,000	1,500,000
Jun-10	Apr-15	0.60	1,500,000	1,500,000
Jan-11	Dec-15	0.72	1,068,378	1,068,378
Sept-11	Sept-16	0.53	751,599	751,599
Jan-12	Jan-17	0.42	1,250,000	1,250,000
Feb-12	Feb-17	0.52	3,472,872	3,472,872
Mar-12	Mar-17	0.33	3,015,000	3,015,000
May-12	May-17	0.32	150,000	150,000
Mar-13	Mar-18	0.24	2,425,000	2,425,000
Total			17,206,467	17,206,467
Directors' Interest in the Deferred Share Units Plan
Deferred share units are held by non-executive members of the Board of Directors. Under this plan, fees are paid as deferred share units (“DSUs”) whose value is based on the market value of the common shares.

		Value of Units Outstanding ($)
Award year	Units	Dec 31, 2013	Jun 30, 2013
2008	116,667	5,454	5,542
2009	120,690	5,642	5,733
Total of deferred share units outstanding	237,357	11,096	11,275
In 2008 the Company set up a deferred share unit plan for the non-executive members of the Board. Under this plan, fees are paid as DSUs whose value is based on the market value of the common shares. Under terms of the plan, the DSU plan will be an unfunded and unsecured plan. The DSU are paid out in cash upon retirement/resignation. Compensation expense for this plan is recorded in the year the payment is earned and changes in the amount of the deferred share unit payments as a result of share price movements are recorded in directors fees in the period of the change. Total DSUs outstanding as at December 31, 2013 were 237,357 units. Liabilities related to this plan are recorded in accrued liabilities and totaled $11,096 as at December 31, 2013 (as at June 30, 2013 - $11,275). The DSU plan was discontinued for new grants in 2010.
Companies Controlled by Management
Management compensation incurred on behalf of the Company was paid to companies controlled by officers of the Company. The companies that were paid for management compensation include the following:

Company name	Name	Position
Orangue Holdings Limited	David Seton	Executive Chairman
Dason Investments Limited	David Seton	Executive Chairman
Bolt Solutions Corporation	Darin Lee	Chief Operating Officer
The Jura Trust Limited	John Seton	Chief Executive Officer
Abergeldie Trust	John Seton	Chief Executive Officer
Whakapai Consulting Ltd	Jane Bell	Chief Financial Officer
Lloyd Beaumont No. 2 Trust	Paul Seton	Chief Commercial Officer

Besra Gold Inc.	Page 16

Notes to the Interim Financial Statements
December 31, 2013

23. Commitments, Contingencies and Contractual Obligations

Balance at December 31, 2013
Payment Due ($)	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Operating leases	619,099	289,263	150,120	72,449	59,635	47,632
Purchase obligations - supplies & services	4,354,342	4,354,342	—	—	—	—
Purchase obligations - capital	492,803	492,803	—	—	—	—
Acquisition of interest in North Borneo Gold Sdn Bhd	7,750,000	2,750,000	4,000,000	1,000,000	—	—
Asset retirement obligations	2,800,935	321,899	377,854	1,481,736	619,446	—
Total	16,017,179	8,208,307	4,527,974	2,554,185	679,081	47,632
In 2010 the Company entered into an agreement with Gladioli Enterprises SDN BHD, as amended on May 20, 2011 and January 20, 2012 and amended and restated on May 12, 2013, to acquire up to a 93.55% interest in North Borneo Gold Sdn Bhd (NBG) by September 2015, subject to payments to be made in several tranches of $7,750,000 in total. The Tranche 4a which was due on December 2, 2013 and unpaid at December 31, 2013 amounted to $950,000.
In the normal course of business, the Group is subject to various legal claims. Provisions are recorded where claims are likely and estimable.
Contingencies
Capcapo Gold Property
The Company entered a formal joint venture agreement on September 30, 2011 with Abra Mining & Industrial Corporation (“AMIC”), Jabel Corporation (“Jabel”), Kadabra Mining Corporation (a wholly-owned subsidiary of the Company) (“KMC”) and PhilEarth Mining Corporation (“PhilEarth”) (a Philippine company in the process of incorporation in which the Company will hold a 40% interest) in respect of the Capcapo Gold Property in the Northern Philippines.
Pursuant to the terms of the joint venture agreement, the Company, in consortium with PhilEarth, has an option to acquire up to a 60% interest in the Capcapo Gold Project, Northern Philippines, subject to compliance with Philippine foreign ownership laws. The Company paid to AMIC $300,000 upon the signing of the joint venture agreement, is required to pay a further $400,000 upon gaining unencumbered access to the property and may fully exercise its option over three stages of expenditure as follows:

Stage	Expected Expenditures	Payment Due Upon Completion of The Stage
Stage 1	1,000,000	400,000
Stage 2	2,000,000	400,000
Stage 3	4,000,000	n/a
In addition, Jabel will be paid a royalty based on the calculation that yields the highest payment; either 3% of the gross value of production from the Capcapo Gold Project or 6% of the annual profit of the joint venture corporation.
Finally, the Company is also obligated to make milestone payments each time a specified milestone is achieved in respect of the property. The specified milestone occurs at the earlier of defining a cumulative mineral reserve of 2,000,000 ounces of gold and gold equivalents for the property, or upon achievement of a consistent production rate of 2,000 tonnes per day. Accordingly, achieving one milestone does not trigger the obligation to make a subsequent milestone payment if the alternative milestone has been achieved. The milestone payment to AMIC consists of a $2,000,000 payment and the issuance of 2,000,000 common shares of the Company or common shares having a market value of $5,000,000, whichever is of lesser value.
Tax Disputes
The Company is currently disputing tax claims by the Vietnam General Department of Customs ("GDC") against Phuoc Son Gold Company ("PSGC") and Bong Mieu Gold Mining Company ("BMGMC"), Besra’s two operating gold companies in Vietnam. The GDC has made an assessment that PSGC and BMGMC should pay a total of approximately 250 billion Vietnamese dong (approximately $12,000,000) in export duties.
In Vietnam, gold exported at 99.99% purity standard does not attract any export duty. GDC is claiming that during 2011 and 2012, several shipments did not meet 99.99% and therefore subject to a 10% tax. Besra strongly disputes this assessment as every shipment in question was refined in Vietnam to 99.99% by ACB Gold Center and subsequently certified 99.99% by Quality Assurance and Testing Center 3 (QuaTest3), the official government-testing center.
PSGC and BMGMC each filed official complaints under the Vietnamese Law on Complaints on May 16, 2013. These complaints were dismissed by GDC. On August 13, 2013, PSGC and BMGMC filed further complaints with the Ministry of Finance. The law provides for

Besra Gold Inc.	Page 17

Notes to the Interim Financial Statements
December 31, 2013

companies to dispute assessments made by government bodies in Vietnam in the first instance in an appeal heard by GDC, followed by an appeal to the Ministry of Finance. No provision has been recognized in the consolidated financial statements as at December 31, 2013 with this regard. There can be no assurance that the Company will be able to successfully resolve the matter discussed above. The inability to successfully resolve the matter could have a material adverse impact on the Company's future cash flows, earnings, results of financial performance and financial conditions.

Besra Gold Inc.	Page 18

Board of Directors and
Senior Officers
Board of Directors
David A. Seton
Executive Chairman
Kevin M. Tomlinson
Deputy Chairman and Lead Independent Director
Leslie G. Robinson
Independent Director
N. Jon Morda
Independent Director
Senior Officers
David A. Seton
Executive Chairman
John A. G. Seton
Chief Executive Officer
S. Jane Bell
Chief Financial Officer
Darin M. Lee
Chief Operating Officer
Paul F. Seton
Chief Commercial Officer
Jeffrey D. Klam
General Counsel & Corporate Secretary

Corporate Information
Corporate Office
Besra Gold Inc.
Suite 500, 10 King Street East
Toronto, Ontario
Canada M5C 1C3

Telephone: 416 572 2525
Toll-Free: 888 902 5522
Facsimile: 416 572 4202
info@besra.com
www.besra.com

Stock Exchange Listings
Toronto Stock Exchange: BEZ
Australian Securities Exchange: BEZ
OTCQX : BSRAF
Inquiries relating to shareholdings should
be directed to the Transfer Agent
Transfer Agent
Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, Ontario
Canada M5J 2Y1
Toll-Free: 800 564 6253 (North America)
Toll-Free: 514 982 7555 (International)
service@computershare.com
www.computershare.com

Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street Abbotsford
Victoria 3067, Australia
Telephone: 61 3 9415 5000
Fax: 61 3 9473 2570
Investor enquiries: 1300 850 505
www.computershare.com
Auditors
Ernst & Young LLP
Chartered Accountants
222 Bay Street, P.O. Box 251
Toronto, Ontario
Canada M5K 1K7
Telephone: 416 864 1234
Facsimile: 416 864 1174